Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23		NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 12, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met on November 12, 2008, at 12:00 p.m., at the company’s head office, with the legal quorum being present and under the chairmanship of Dr. Carlos da Camara Pestana, with the purpose of resolving the proposal to fill out vacancies in the Board of Executive Officers to complete the current annual term of office, which shall be valid until the installation of the members elect in the first meeting of the Board of Directors immediately subsequent the Ordinary General Meeting to take place in 2009.

After due consideration and subject to the provisions of section 11 of the bylaws, the Members resolved unanimously:

a)
to provide that the Board of Executive Officers shall comprise 15 (fifteen) members, being the President, 3 (three) Executive Vice-Presidents, 7 (seven) Executive Officers and 4 (four) Managing Directors;

b)
to fill out 4 (four) vacancies in the Board of Executive Officers by electing as Executive Vice President PEDRO MOREIRA SALLES and as Executive Officers CLÁUDIA POLITANSKI, DANIEL LUIZ GLEIZER and GERALDO TRAVAGLIA FILHO, all duly identified hereunder and who comply with all previous eligibility requirements provided for in section 146 and 147 of Law no. 6.404/76 and in Resolution no. 3.041, of the National Monetary Council, being the Board of Executive Officers from now on so comprised, to complete the current annual term of office, which shall be valid until the commencement of the mandate of the members elected by the Board of Directors in the first meeting immediately subsequent to the Ordinary General Meeting to take place in 2009:

BOARD OF EXECUTIVE OFFICERS
President

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa – 10th floor;

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – 13th floor;
CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor; and
PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Brazilian identity card RG-SSP/SP number 19.979.952, enrolled in the Brazilian tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 4º floor;

Executive Officers
ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.518.457-4, enrolled in the Brazilian tax register (CPF) under number

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of November 12, 2008	page 2

528.154.718-68, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa, 8º floor;
CLÁUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 4º floor;
DANIEL LUIZ GLEIZER, Brazilian, married, economist, bearer of Brazilian identity card RG-IFP/RJ number 4.249.867, enrolled in the Brazilian tax register (CPF) under number 628.724.277-91, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 4º floor;
GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.166.619, enrolled in the Brazilian tax register (CPF) under number 573.620.338-34, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 4º floor;
SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian, married, engineer, bearer of Brazilian identity card RG-IFP/RJ number 04.590.754-0 enrolled in the Brazilian tax register (CPF) under number 506.666.577-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 6th Floor;
RODOLFO HENRIQUE FISCHER, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 5.228.587-X, enrolled in the Brazilian tax register (CPF) under number 073.561.718-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso Zero;
SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.293.653, enrolled in the Brazilian tax register (CPF) under number 391.421.598-49, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor;

Managing Directors
JOSÉ EDUARDO LIMA DE PAULA ARAÚJO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 19.840.851-1, enrolled in the Brazilian tax register (CPF) under number 147.989.458-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 3rd floor;
JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor;
MARCO ANTONIO ANTUNES, Brazilian, legally separated, engineer, bearer of Brazilian identity card RG-SSP/SP number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor, and
WAGNER ROBERTO PUGLIESE, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 10.311.777-5, enrolled in the Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso -1.

Concluding the agenda, the Chairman reminded the meeting’s participants that all those elected would take up their positions, once the Central Bank of Brazil had duly ratified the meeting’s decisions.

With no further items to discuss and as no one present desired to make any further statement, the Chairman requested that these minutes be drafted, read and signed by all, the meeting being declared concluded. São Paulo-SP, November 12, 2008. (signed) Carlos da Camara Pestana - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer